EXHIBIT 12.1

	Nine Months Ended March 31,	Year Ended June 30,
	2004	2003	2002	2001	2000	1999
Earnings:
Income (loss) before income taxes	8,866,744	8,637,078	3,927,588	1,161,528	4,033,717	(8,808,173)
Adjustments:
Interest expense (A)	63,791	126,968	124,672	24,234	116,542	—
Portion of rental expense representative of interest	29,388	38,929	36,040	36,963	53,041	48,577

	8,959,923	8,802,975	4,088,300	1,222,725	4,203,300	(8,759,596)

Fixed Charges:
Interest expense (A)	63,791	126,968	124,672	24,234	116,542	—
Portion of rental expense representative of interest	29,388	38,929	36,040	36,963	53,041	48,577

	93,179	165,897	160,712	61,197	169,583	48,577

Ratio of earnings to fixed charges	96.16	53.06	25.44	19.98	24.79	(B )

(A) Includes interest expense and amortization of debt issuance costs.

(B) Due to the registrant’s loss before income taxes in fiscal 1999, the ratio coverage was less than 1:1. Additional income before income taxes of
$8,808,173 would have been required to achieve a coverage ratio of 1:1.